Cane & Associates, LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Chad Wiener+	Bryan R. Clark	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

January 13, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, C.C. 20549

ATTENTION: Craig Slivka

Re:     Chubasco Resources Corp.
Registration Statement on Form SB-2
File No. 333-119632
Amended December 1, 2004
_______________________________________________________________________________________________________________________

We write on behalf of Chubasco Resources Corp. (the “Company” or “Chubasco”) in response to Staff’s letter of December 27, 2004 by John Reynolds, Assistant Director, Office of Emerging Growth Companies of the United States Securities and Exchange Commission (the “Commission”) regarding the above referenced Amended Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “Second Amended SB-2”). We enclose with this letter a copy of the Second Amended SB-2, plus a copy of the First Amended SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

     1.     Please proved updated financial statements in any amendment in accorcance with the requirements of Item 310(G) of Regulation S-B.  Please note that the consent was not updated as indicated in your response to our prior comment1.  Please update accordingly.

In response to this comment, the Company updated the financial statements included in the Second Amended SB-2 in accordance with the requirements of Item 310(g) of Regulation S-B and also filed an updated consent.

Registration Statement Facing Page

     2.    Please include the Commission Registration Number of the facing

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             page in all future amendments to this Registration Statement.

In response to this comment, the Company included the commission registration number on the facing page of the Second Amended SB-2.

Summary, page 4

     3.     Indicate hereunder and/or in the description of business that the company is not a blank check as the term is defined in Rule 419 of Regulation C and has not been formed for the purpose of arranging an acquisition.

In response to this comment, the Company disclosed in the second sentence of the summary that they are not a blank check company as defined in Rule 419 of Regulation C and have not been formed for the purpose of arranging an acquisition.

     4.     Update the summary financial information.

In response to this comment, the Company updated the summary financial information in the Second Amended SB-2.

Directors, Executive Officers, Promoters and Control Persons, page 21

     5.     Please disclose when Mr. Young began working for Freeform Communications, Inc.
In response to this comment, the Company disclosed that Mr. Young began working for Freedom Communications, Inc. in January, 2004.

     6.     Please define “public market sector” as it relates to Scott Young’s history for the “past nine years”.

In response to this comment, the Company deleted the term “public market sector” because it is confusing and added more descriptive disclosure indicating that for the past nine years Mr. Young has been employed as a broker with a securities firm is currently employed by an investor relations firm.

     7.     Name the firm(s) with which Mr. Young “was hired personally on a project basis ….as a consultant ….” from 2000 to 2003

In response to this comment, the Company disclosed that Mr. Young’s primary clients from 2000 - 2003 consisted of Cohy China Communications, Inc., In-Motion Media Corp., and Coal River Resources Inc.

      8.     If Mr. Young has had an ownership interest in Freeform Communications Inc., this should be indicated

In response to this comment, the Company disclosed that Mr. Young does not have an equity interest in Freedom Communications Inc.

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Significant Employees, page 21

  9.     Please disclose the customary rates that are paid to geologists performing the type of work to be done by mr. mitchell.

In response to this comment, the Company disclosed the customary rates that are paid to geologists. The Company discloses on a supplemental basis that Mr. Mitchell is not a geologist and the consulting geologist is Mr. Eric A. Ostensoe which is disclosed in Comment 10 below.

    10.     Name the “consulting geologist”.

In response to this comment, the Company disclosed that Mr. Eric A. Ostensoe is the consulting geologist.

Description of Business, page 27

    11.     Please disclose whether you executed an agreement with Mr. Mitchell for the advancement of funds used to acquire and transfer the mineral claims. If so, file the agreement(s) as exhibit(s)

In response to this comment, the Company disclosed that they did not execute any written agreement with Mr. Mitchell regarding the advancement of funds used to acquire and transfer the mineral claims. The Company discloses on a supplemental basis that all agreements pertaining to the acquisition and transfer of the mineral claims have been filed as exhibits.

    12.     We note your statement that you have advanced $5,000 to Mitchell Geological Services, Inc. for services rendered to date as operator of the Chub mineral claims. Please disclose specifically what those services have been.

In response to this comment, the Company disclosed that, as operator, Mitchell Geological Services Inc. has performed the research of public exploration documents as set forth in the first phase of the initial exploration program.

    13.     We note your statement that you have commenced exploration. Please specify what exploratory work has occurred and disclose whether you intend to continue exploration or simply make payments in lieu of work in order to maintain the claims.

In response to this comment, the Company specified what exploratory work has occurred and disclosed that it is their intention to continue exploration work and expend the necessary amounts in order to maintain the claims in good standing.

Plan of Operation, page 37

    14.    We note your supplemental response to comment 30 of our November 12, 2004 letter that the geologic report states “the second phase will involve continuation of the initial phase work or will be focused on specific targets that have been identified.” Please include this in the prospectus.

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In response to this comment, the Company included the language set forth in the comment above in the portion of the plan of operations that discusses the second phase of the exploration program.

    15.    We partially reissue comment 31 of our November 12, 2004 letter. Please break down the costs of each aspect of the third phase.

In response to this comment, the Company disclosed a break down of the costs associated with each aspect of the third phase of the exploration program.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane
CANE & ASSOCIATES, LLP

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